United States securities and exchange commission logo





                              September 16, 2020

       Christopher Bogart
       Chief Executive Officer
       Burford Capital Limited
       Regency Court, Glategny Esplanade
       St. Peter Port GY1 1WW
       Guernsey

                                                        Re: Burford Capital
Limited
                                                            Registration
Statement on Form 20-F
                                                            Filed September 11,
2020
                                                            File No. 001-39511

       Dear Mr. Bogart:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 20-F

       Risk Factors
       We are subject to the risk of being deemed an investment company, page
13

   1. We note your response to our prior comment 1. When discussing why you believe that
                                                        you are    primarily
engaged    in the businesses referenced in Section 3(c)(5)(A) and
                                                        Section 3(c)(5)(B) of
the Investment Company Act of 1940 (   1940 Act   ), you excluded
                                                           third party
interests    from your calculations. Please: (i) provide a definition of third
                                                        party interests    and
(ii) provide your rationale, under the 1940 Act, for excluding such interests from your
calculations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Bogart
Burford Capital Limited
September 16, 2020
Page 2

       You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume, Accounting
Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan
Block at (202) 551-3210 with any other questions.



                                                          Sincerely,
FirstName LastNameChristopher Bogart
                                                          Division of
Corporation Finance
Comapany NameBurford Capital Limited
                                                          Office of Finance
September 16, 2020 Page 2
cc:       Andy Pitts, Esq.
FirstName LastName